May 1, 2013
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Cascio, Accounting Branch Chief

Re: Caterpillar Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated April 18, 2013 (the “Comment Letter”) regarding Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Caterpillar’s response to each comment.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2012 compared with 2011, pages A-100 to A-109

1.	We see that throughout MD&A, you attribute fluctuations in sales and revenues to increases or decreases in volume, price realization, mix of products and changes in

U.S. Securities and Exchange Commission
May 1, 2013

dealer inventory. In addition, your discussion about geographic regions references higher or lower sales in the regions. In future filings please include sufficient disclosures about the specific reasons for fluctuations in sales and revenues and, to the extent material to an understanding of your financial statements and other disclosure, why revenues fluctuated in different geographic locations. Consider disclosing whether these changes represent any known trends or uncertainties that could have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

CATERPILLAR RESPONSE:

Caterpillar acknowledges the Staff’s comment and will make the requested disclosures beginning with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013. Caterpillar has evaluated its upcoming Quarterly Report on Form 10-Q for the quarter ending March 31, 2013 and believes that its disclosures are materially complete.

COMMENT:

2.
We note the disclosure in your Form 8-K filed on January 28, 2013 that inventory declined by $2.0 billion during the fourth quarter of 2012, and that you plan to reduce inventory levels further in fiscal 2013. In addition, we note that the reduction in inventory levels resulted in operating inefficiencies and negatively impacted net income in the fourth quarter of 2012. In future filings, beginning with your next Form 10-Q, please provide a clear discussion of your program to reduce inventory and your objective in undertaking this program. Discuss the short-term impact of the program on your operations, as well as the benefits you expect in the future. Please refer to Item 303(A)(2) of Regulation S-K and Financial Reporting Release No. 33-8350.

CATERPILLAR RESPONSE:

Caterpillar acknowledges the Staff’s comment and, in response, will include disclosure substantially in the form set forth below in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and has provided similar disclosure in its earnings release regarding its results for the quarter ended March 31, 2013. Caterpillar will also include the requested disclosures in future filings.

We reduced inventory in both the fourth quarter of 2012 and the first quarter of 2013. The groundwork for these reductions began in mid-2012 as economic indicators began to soften and actions were needed to bring inventory levels in line with expected demand. Based on softening economic conditions worldwide and the amount of finished goods we had available in our Product Distribution Centers (PDCs), dealers also took action to lower their inventories. As a result, new orders from dealers declined sharply in the third quarter of 2012, and we began lowering production schedules and incoming material purchases from suppliers around the

U.S. Securities and Exchange Commission
May 1, 2013

world. While production schedules began to decline in the third quarter, the most significant impacts on production and inventory, including rolling plant shutdowns at a number of facilities, occurred in the fourth quarter of 2012 and continued into the first quarter of 2013. Inventory for all segments declined during the fourth quarter of 2012, and the first quarter decline was primarily Construction Industries' finished goods.

We anticipate some additional inventory reduction in 2013, primarily in Resource Industries related to mining products, to continue to align inventory with expected demand. However, reductions are expected to be less than over the past two quarters, and, as a result, we are planning to increase production in the second quarter of 2013 when compared with the first quarter of 2013.

COMMENT:

Liquidity and Capital Resources, page A-122

3.
In a May 10, 2011 response to our prior comment letter, you indicated that substantially all of your cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely reinvested is available for general corporate use. Since we note from page A-27 that at December 31, 2012, you held a cumulative total of $15 billion of undistributed profits of non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely, please address the following:

•	Tell us whether your statement of May 10, 2011 continues to be the case.

•
Tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify any amounts that would not be available for use in the U.S. without incurring U.S taxes.

•	Tell us whether you have any agreements with foreign subsidiaries that allow you to transfer cash between foreign and U.S. subsidiaries without incurring taxes.

•	Describe to us any cash management and funding strategies you currently use that make cash held outside the U.S. available to fund the needs in the U.S.

CATERPILLAR RESPONSE:

As of December 31, 2012, substantially all of our cash and cash equivalents of $2.1 billion held by non-U.S. subsidiaries were available for general corporate use and could be used in the United States without incurring significant additional U.S. taxes. We follow standard business practices in managing global cash and do not have any agreements or employ any strategies that allow the transfer of cash to the United States without incurring U.S. taxes on the related profits. Our intercompany agreements specify short term advance payment for certain purchases of U.S.

U.S. Securities and Exchange Commission
May 1, 2013

manufactured products destined for sale outside the United States. In accordance with U.S. tax law, the profit on these transactions is typically taxed when the product is shipped from the U.S. manufacturing plant.

* * * * *

Caterpillar hereby acknowledges that:

•	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2012 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

•	Caterpillar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any further information, please contact Jananne A. Copeland, Chief Accounting Officer by phone at (309) 675-4437 or by email at Copeland_Janie_A@Cat.com or Nick G. Holcombe, Corporate Securities Counsel and Assistant Corporate Secretary by phone at (309) 675-1898 or by email at Holcombe_Nick_G@Cat.com.

Sincerely,

CATERPILLAR INC.

By:/s/Jananne A. Copeland
Jananne A. Copeland
Chief Accounting Officer